Quantum Computing Inc.

215 Depot Court SE, Suite 215

Leesburg, VA 20175

August 23, 2023

Becky Chow

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing Inc. Form 10-K/A filed on June 26, 2023
Form 8-K/A filed on June 26, 2023
Correspondence filed on June 26, 2023
File No. 001-40615

Dear Ms. Chow:

By letter dated July 21, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Quantum Computing Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K/A filed on June 26, 2023

Critical Accounting Estimates, page 37

1.	We note your disclosure that one of your critical accounting estimates involves determining the fair market value and useful life of the intangible assets acquired by the Company through the merger with QPhoton. The June 16, 2022 acquisition of QPhoton resulted in the recognition of five different intangible assets totaling $25.5 million and $59.1 million of goodwill, all representing Level 3 measurements under ASC 820, which increased your total assets by $84.6 million relative to total assets of $17.3 million as of December 31, 2021. Furthermore, we note the company did not engage a third party valuation expert to determine the fair value of the intangible assets or the purchase price and the disclosed valuation techniques include “management estimates to reasonably approximate the economic value of intangible assets.” Please have your Registered Public Accounting Firm provide a statement, addressing each of the factors in paragraph 12 of PCAOB AS 3101, explaining why they did not believe that valuation of goodwill and intangible assets acquired in the QPhoton acquisition represented a Critical Audit Matter.

Response: In response to the Staff’s comment, we note that, after reviewing the factors in paragraph 12 of PCAOB AS 3101, the Company’s registered public accounting firm has maintained its belief and audit opinion that the valuation of goodwill and intangible assets acquired in the QPhoton merger is not a Critical Audit Matter. The statement provided by the Company’s registered public accounting firm is:

Although material in total, the acquisition of QPhoton was straightforward in regards to valuation and purchase price allocation. The Company has engaged a third-party valuation expert to identify and determine the valuation of intangible assets and goodwill amounts. The resulting valuation was not complex. Given this, the valuation and acquisition was not deemed to be a Critical Accounting matter. The following sets forth our reasons for why the valuation of goodwill and intangible assets acquired in the QPhoton acquisition do not represent a Critical Audit Matter.

PCAOB AS 3101 states that “In determining whether a matter involved especially challenging, subjective, or complex auditor judgment, the auditor should take into account, alone or in combination, the following factors, as well as other factors specific to the audit”:

a.	The auditor's assessment of the risks of material misstatement, including significant risks. In this case, the risks of material misstatement were minimal. The QPhoton acquisition was a simple stock-for-stock transaction, with no post-Closing earnouts or repricing options, so the total purchase price was a simple matter of multiplying the number of shares exchanged by the closing price on the date of Closing.

b.	The degree of auditor judgment related to areas in the financial statements that involved the application of significant judgment or estimation by management, including estimates with significant measurement uncertainty. The auditor judgment required was not unusual. The valuation of the intangible assets was based on established and well accepted methodologies, which were clearly identified, and the calculations made had no material measurement uncertainty that required extensive auditor judgement.

c.	The nature and timing of significant unusual transactions and the extent of audit effort and judgment related to these transactions. The QPhoton acquisition did not involve unusual transactions. The Closing occurred on one day, which established the total purchase price, and intangible assets were valued at the Closing date. The effort required to audit the valuations was not unusual and did not require specialized auditor judgement.

d.	The degree of auditor subjectivity in applying audit procedures to address the matter or in evaluating the results of those procedures. The extent of auditor subjectivity involved was minimal. The Company, and its third party valuation expert, provided detailed explanations for the methodology used to value the identified intangible assets, the calculations made and the basis for the calculations including models and external inputs.

e.	The nature and extent of audit effort required to address the matter, including the extent of specialized skill or knowledge needed or the nature of consultations outside the engagement team regarding the matter. The Company, and their third party valuation expert, provided detailed explanations for the methodology used to value the identified intangible assets, and the calculations made and the basis for the calculations.

f.	The nature of audit evidence obtained regarding the matter. The audit was based on clearly described methodologies used by the Company and its third party valuation expert. The valuation expert used well-accepted methodologies to build valuation models. The inputs to the valuation models were drawn in large part directly from financial projections developed by the Company. These same financial projections were used by an independent financial advisor in support of the Fairness Opinion that was relied on by the Company’s Board of Directors in their due diligence review of the transaction.

2.	We note your disclosure that one of your critical accounting estimates involves determining the fair market value and useful life of the intangible assets acquired by the Company through the merger with QPhoton, and that, in the absence of market pricing for the intangible assets, the Company relied on comparison with similar transactions to arrive at estimates of value as well as useful life. Please respond to the following:

●	Please reconcile the statement here that you relied on comparison with similar transactions to arrive at estimates of value with your disclosure in footnote 3 of your financial statements where you appear to describe different approaches related to the determination of fair value for the acquired goodwill and intangible assets.

●	Please provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact this critical accounting estimate has had or is reasonably likely to have on the financial condition or results of operations to the extent material and reasonably available, including the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we note that the valuation of the intangible assets’ fair values and useful lives was an estimate at the time of the QPhoton merger. The Company had considered the purchase price accounting finalized as of the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2022. Management subsequently decided to reconsider the accounting estimates initially used and engaged a third-party valuation expert, Scalar, LLC (“Scalar”), to evaluate the acquired goodwill and identifiable intangible assets. The Company reviewed Scalar’s methodology and incorporated their results into the financial statements and footnotes in the Company’s recently filed Quarterly Report on Form 10-Q for the quarter ending June 30, 2022. The methodologies employed by Scalar are detailed in Note 3, Business Combinations, and Note 4, Intangible Assets and Goodwill. We view the Scalar valuation analysis as new information and accordingly the adjustments are treated as a change in accounting estimate within the measurement period of ASC 805-10-25-13. In accordance with the guidance, the adjustments to intangible assets have been recorded as reclassifications within assets in Q2 of 2023. As such, we do not plan to file an amendment to the 2022 10-K. Further to our position, we evaluated the impact per SAF 99, and determined that the changes to intangible assets would keep the Company in a net loss position for all financial periods following the closing of the QPhoton merger, have no impact on net uses of cash, and would not would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

QUANTUM COMPUTING INC.

Notes to Consolidated Financial Statements

Note 3 – Business Combinations, page F-12

3. We note your disclosure that “The Company estimated the fair value of the acquired tangible and identifiable intangible assets using management estimates to reasonably approximate the economic value of each asset type”. Please tell us how your valuation of the fair value of acquired goodwill and intangible assets complies with ASC 805-20-30-1 and 820-10-55-1. For example, explain how each of the following represents a proper determination of fair value in accordance with ASC 820 by describing the valuation technique (market approach, cost approach, or income approach) used for each valuation, and how you determined the technique was appropriate for the measurement considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when the pricing the asset:

●	The value of the customer relationships was determined based upon the founders’ previous ability to obtain government contracts as a professor at Stevens Institute;

●	The value of the employment agreements was determined by multiplying the number of quantum PhD’s employed by an estimate of their average annual salary;

●	The fair value of the QPhoton website domain and trademarked name were determined by management estimate; and

●	The technology and licensed patents were determined based on a multiple of the value of the QPhoton shares issued to Stevens Institute to obtain the exclusive license to the patents and technology.

Response: In response to the Staff’s comment, we note that the valuation of the intangible assets’ fair values and useful lives was a management estimate at the time of the merger. The Company subsequently engaged Scalar to evaluate the acquired goodwill and intangible assets. The valuation methods used by Scalar are as follows:

●	For the non-compete agreement with the founder of QPhoton, Scalar used the “with-and-without” method based on a variation of the income approach. The with-and-without method requires two scenarios to be used to value the non-compete asset: (1) the “with scenario” captures the estimated cash flows from the business if all of the existing assets were in place including the non-compete asset, and (2) the “without scenario” captures the estimated cash flows from the business if all of the existing assets were in place except the non-compete asset. The difference between the two scenarios is attributed to the presumed loss of cash flows without the non-compete asset in place and represents the value of the non-compete agreement;

●	For the technology/licensed patents and trade name/trademark identifiable assets, Scalar used the “relief from royalty” methodology, In the relief from royalty method, Scalar separately estimated the value by capitalizing the royalties saved by virtue of the Company owning the technology/licensed patents and the trade names/trademarks rather than paying a rent or royalty for the use of the assets;

●	For customer relationships, Scalar determined that there was no identifiable fair value based on the lack of current customer contracts at the time of the merger;

●	For employee agreements, Scalar determined that that there was no identifiable intangible fair value, rather calculated a fair value included in goodwill attributable to the assembled workforce. Scalar used the “replacement cost” method which approximates the cost it would take to reconstruct an asset of similar utility (or to create a substitute asset). Specifically, this approach considers all of the costs the Company would have incurred to replace the QPhoton workforce with a brand new (but with comparable education and experience) workforce. The assembled workforce value is added to goodwill per ASC 805-20-55-6, Assembled Workforce and Other Items that Are not Identifiable, and not tracked separately as an amortizing intangible asset.

The Company agrees that these methodologies are appropriate because (1) the methods used are standard valuation techniques appropriate to the respective classes of intangible assets involved, and (2) the intangible assets identified could not be readily valued using other accepted methods.

4. We note that you did not engage a third party to estimate the fair value of intangible assets or the purchase price. Please describe the controls and procedures you have in place to ensure that you have the expertise internally to properly apply GAAP to this business acquisition. Describe the personnel performing the determination of fair value for your acquired goodwill and intangible assets, including any valuation credentials and experience they have in valuing assets in accordance with ASC 820.

Response: In response to the Staff’s comment, we note that the Company’s management initially estimated the fair value of intangible assets, then subsequently engaged Scalar to conduct a valuation of the acquired goodwill and intangible assets in accordance with GAAP, reviewed Scalar’s methodology, and incorporated their results into the Company’s financial statements.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Christopher Boehmler

Chief Financial Officer

Quantum Computing Inc.

215 Depot Court SE, Suite 215

Leesburg, VA 20175

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